EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows:

	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before provision for income taxes and noncontrolling interest	$343,130	$251,291	$303,794	$270,113	$124,415
Interest expense and other	(372)	3,046	2,584	—	4,285
Portion of rents representative of the interest factor	20,239	17,977	15,955	18,032	22,589

	$362,997	$272,314	$322,333	$288,145	$151,289

Fixed charges:
Interest expense, including amount capitalized	$8,568	$9,314	$14,621	$11,673	$10,263
Portion of rents representative of the interest factor(1)	20,239	17,977	15,955	18,032	22,589

	$28,807	$27,291	$30,576	$29,705	$32,852

Ratio of earnings to fixed charges	12.60x	9.98x	10.54x	9.70x	4.61x

(1)	33% of rental expense